Contact

www.linkedin.com/in/stevenewilcox
(LinkedIn)

Top Skills

Social Media Marketing
Brand Management
Leadership Development

Languages

English
Spanish

Steven E. Wilcox

Founder, CEO at PARKIT Co.
Oceanside, California, United States

Summary

I'm a lifelong learner, passionate about brand building, storytelling, and building community while working to build innovative and inspiring brands.

Founder of PARKIT Co, an outdoor brand based in Oceanside, CA. At PARKIT, we build premium quality, durable, and comfortable outdoor chairs ready for use at any location you desire. Our chair components are sourced from across the globe, and our product, creative, content, marketing, logistical operations & digital strategies all operate out of our HQ in Oceanside CA.

In 2020, during a Global Pandemic, we released our first product, Voyager, on Kickstarter. During our campaign, we raised more than $500k in pre-order sales. Today PARKIT wants you to join our mission, to get outside and #EnjoyTheExploration.

PARKIT is also a member of 1% For the Planet, pledging to donate 1% of all sales to environmental non-profits. Learn more at www.parkitmovement.com

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Experience

PARKIT Co.
Founder
January 2018 - Present (7 years 8 months)
Southern California

#EnjoyTheExploration

S.E.W.
Digital Brand Consultant
January 2018 - Present (7 years 8 months)
California, United States

Freelance Marketing Consultant, January 2018 – Present

• Providing full-service marketing/branding services to companies ranging from start-up to large corporation.
• Services Offered: Brand Strategy/ Email Marketing / Content Marketing / Web Design / Content Creation & Management /
Social Media Marketing / Creative / Project Management.
• For a full range of clients and scope of work completed as well as results, please visit www.stevenewilcox.com

Zero Energy Contracting

1 year 8 months

ZESEP Program Director
January 2017 - February 2018 (1 year 2 months)
Cerritos

Executive Administrator
July 2016 - January 2017 (7 months)
Cerritos, CA

Quiksilver
Trade Marketing Coordinator
August 2015 - July 2016 (1 year)
Huntington Beach, CA

Since it's beginnings in 1969, Quiksilver has combined function, fit, art and fashion to develop boardshorts and clothing for mountain and ocean lovers across the globe. While still sticking to the core roots of the mountain and the wave, Quiksilver has become recognized as the premium youth lifestyle and culture clothing brand within the action sports market. Quiksilver has an ever-changing array of materials, prints, and technologies. In addition to boardshorts, Quiksilver designs and produces an entire line of lifestyle apparel, wetsuits, and snow outerwear available across the globe. Our elite team of athletes have become icons throughout the world. Our mission is inspire the youth and progress as the world around us evolves.

Duties and Responsibilities of my role:
• Coordinate and execute marketing projects for Quiksilver, DC, and Roxy across North America (CAN, USA, LATAM) in all channels of company's wholesale distribution network.
• Problem solve during a period of turmoil as Quiksilver files Chapter 11 through initiation of new programs and processes to streamline and create a more efficient and effective Go To Market (GTM) strategy.

• Manage time effectively to execute multiple projects across all three brands at once including but not limited to: seasonal POP production, national fixture conception and distribution, marketing strategy, in store branding, event support, invoicing, budgeting.
• Use and maintain an extensive network of vendors to leverage marketing dollars in the most effective spaces to reassert Quiksilver as the number 1 board short company in North America.
• Manage a team of interns to support day to day GTM operations as well as plan and utilize team to execute company/marketing events

DC Shoes
Trade Marketing
August 2015 - July 2016 (1 year)
Huntington Beach CA

• Coordinate and execute marketing projects for DCshoes, across North America (CAN, USA, LATAM) in all channels of company's wholesale distribution network.
• Projects included Trade-show graphics, In-store brand build-outs, content refresh's across key accounts, video content management, Point of purchase items to drive product sell through, sales meeting visuals and executive presentations.
• Problem solve during a period of turmoil as Quiksilver Inc. (parent company to DCshoes) files Chapter 11 through the initiation of new programs and processes to streamline and create a more efficient and effective Go To Market (GTM) strategy.
• Executed multiple projects across multiple channels including: seasonal POP production, national fixture conception and distribution, marketing strategy, in-store branding, event support, invoicing, budgeting.
• Use and maintain an extensive network of vendors to leverage marketing dollars in the most effective spaces to reassert Quiksilver Inc. as the number 1 action sports company in North America.
• Manage a team of interns to support day to day GTM operations as well as plan and utilize team to execute company/marketing events.

Roxy
Trade Marketing
August 2015 - July 2016 (1 year)
Huntington Beach

• Coordinate and execute marketing projects for Roxy, across North America (CAN, USA, LATAM) in all channels of company's wholesale distribution network.
• Projects included Trade-show graphics, In-store brand build-outs, content refreshes across key accounts, video content management, Point of purchase items to drive product sell-through, sales meeting visuals and executive presentations.
• Problem solve during a period of turmoil as Quiksilver Inc. (parent company to Roxy) files Chapter 11 through the initiation of new programs and processes to streamline and create a more efficient and effective Go To Market (GTM) strategy.
• Executed multiple projects across multiple channels including: seasonal POP production, national fixture conception and distribution, marketing strategy, in-store branding, event support, invoicing, budgeting.
• Use and maintain an extensive network of vendors to leverage marketing dollars in the most effective spaces to reassert Quiksilver Inc. as the number 1 action sports company in North America.
• Manage a team of interns to support day to day GTM operations as well as plan and utilize team to execute company/marketing events.

Oakley
Channel Marketing Specialist - Action Sport
May 2014 - August 2015 (1 year 4 months)
Foothill Ranch

Oakley, a subsidiary of Italian company Luxottica, designs, develops and manufactures sports performance equipment and lifestyle pieces including sunglasses, sports visors, ski/snowboard goggles, watches, apparel, backpacks, shoes, optical frames, and other accessories. Most items are designed in house at their head office, but some countries hold exclusive designs relevant to their market. Oakley currently holds more than 600 patents for eyewear, materials, and performance gear.

Duties and Responsibilities of my role:
• Coordinate all aspects of quarterly POP executions including but not limited to: creative selection, production, distribution and final in store merchandising.
• Work alongside Channel Marketing Manager to strategically plan, execute, and report on 1.5 million dollar marketing budget.
• Assist Regional Channel Sales Managers, their respective reps, as well as the Field Marketing team, with tools to activate and share brand stories at local, regional, and national events/tradeshows.

• Effectively manage time to execute multiple projects including but not limited to: Quarterly POP production, national fixture distribution and repair, as well as one off projects specific to local brand activations.
• Manage in store marketing for Arnette: POP prints and distribution as well as large window display executions and in store light boxes in order to build brand relevance across new channels.

Southern Wine & Spirits
Sales Representative
July 2013 - May 2014 (11 months)
Orange County

• Oversee 15-25 established chain grocery accounts (i.e. Safeway/Vons)
• Achieve distribution and growth objectives for Southern's Portfolio of wine/ spirits products within a specific geographic area and through effective account management of existing retail customers.
• Introduce new products, promote improved distribution, and ensure in-store promotion results.
• Stay abreast of business/market conditions, intensively plan sales efforts, recognize new opportunities within each account and maintain the necessary territory records.
• Build and develop the trust and confidence of the retailer through knowledge of spirits and wine products, persuasive presentations, and overcoming objections.

Pacific Sunwear
Brand Rep
June 2008 - July 2009 (1 year 2 months)
Temecula CA

My responsibilities at Pacific Sunwear were to ensure store cleanliness and appeal for customers, restock shelves and take inventory. These activities created a store with an open and organized feeling which provided a positive shopping environment for customers. I was also responsible for helping customer with any needs, questions, or concerns they had about products. I would provide customers feedback on products, and assist them with their purchases. I also assisted new employees and made them feel apart of the Pacific Sunwear family.

Education

Chapman University, The George L. Argyros School of Business and Economics

BS, Business Administration: Finance & Entrepreneurship, Minor in Leadership & Organizational Studies · (2009 - 2013)

Bond University

Minor, Leadership & Organizational Studies · (2012 - 2012)

Vista Murrieta High School

High School Diploma, GED · (2005 - 2009)